SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-16707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2004, and Independent Registered Public Accounting Firm’s Report.

The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(b)	Exhibits

(1) Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (following financial statements).

The Prudential Employee Savings Plan

Financial Statements

(Modified Cash Basis) and

Additional Information

December 31, 2004 and 2003

The Prudential Employee Savings Plan

Index

December 31, 2004 and 2003

Page
Report of Independent Registered Public Accounting Firm	1–2

Financial Statements

Statement of Net Assets Available for Benefits (Modified Cash Basis) at December 31, 2004 and December 31, 2003	3

Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis) for the Year Ended December 31, 2004	4

Notes to Financial Statements	5–15

Additional Information*

Schedule I – Schedule of Assets Held for Investment Purposes	16

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Prudential Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the “Plan”) as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the Plan’s financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, on the basis of accounting described in Note 2.

Our audits of the Plan’s financial statements were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule (modified cash basis), (Schedule of Assets Held for Investment Purposes as of December 31, 2004) of the Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, New York

June 24, 2005

The Prudential Employee Savings Plan

Statement of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2004 and 2003

	2004	2003
Assets
Investments
At contract value
PESP Fixed Rate Fund	$2,872,448,787	$2,774,210,165
At fair value
Insurance company pooled separate accounts
Core Equity Account	224,784,126	218,279,374
Small Company Stock Account	343,330,430	294,268,054
Registered investment companies
American Century Income & Growth Fund	95,691,879	65,757,014
American High Income Trust Fund	21,720,048	21,438,351
Dryden Active Allocation Fund	64,935,190	60,563,489
Dryden Stock Index Fund	243,397,454	235,228,884
Fidelity Advisor Government Investment Fund	2,543,215	1,545,615
Jennison Equity Opportunity Fund	95,699,848	79,884,697
Jennison Growth Fund	349,855,636	334,316,097
Jennison U.S. Emerging Growth Fund	70,689,604	52,405,311
Strategic Partners International Value Fund	145,152,035	123,547,283
Master Trust (Note 11)
Prudential Financial, Inc. Common Stock Fund	66,426,425	53,254,395
Prudential Financial, Inc. Common Stock Fund - ESOP (Note 8)	255,815,322	195,302,965
Participant Loans	34,451,322	31,305,437

Net assets available for benefits	$4,886,941,321	$4,541,307,131

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2004

Additions to net assets
Investment income
Net appreciation in fair value of investments	$261,097,817
Interest and dividend income	166,413,394

Total investment income	427,511,211
Investment expenses (Note 5)	(79,438)

Net investment income	427,431,773

Contributions
Employer	52,148,540
Employee	176,587,136

Total contributions	228,735,676

Total additions	656,167,449

Deductions from net assets
Benefits paid to participants	310,533,259

Total deductions	310,533,259

Net increase	345,634,190
Net assets available for benefits
Beginning of year	4,541,307,131

End of year	$4,886,941,321

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Each employee shall be an eligible employee and may commence participation on the later of (1) his or her Employment Commencement Date (or Reemployment Commencement Date), or (2) the date he or she becomes a Covered Employee. An eligible employee who is eligible to enroll as a participant in the Plan may elect to enroll, or not to enroll, pursuant to procedures established by the Administrative Committee. An eligible employee may choose whether or not to contribute to the Plan at any time. When an eligible employee is hired and does not affirmatively elect either to participate or to decline participation in the Plan within 30 days of hire, the employee will be automatically enrolled in the Plan until the employee affirmatively elects otherwise.

Contributions

Through automatic enrollment the participant will contribute 4% of his or her eligible earnings (as defined in the Plan) on a before-tax basis, subject to Internal Revenue Code (“IRC”) limitations. The participant’s before tax contribution amount, plus one-half the Company matching contributions, and all investment results thereon will be invested in the PESP Fixed Rate Fund as a result of automatic enrollment. The remaining half of the Company matching contributions will be invested in the Prudential Financial, Inc. Common Stock Fund (“PFI Common Stock Fund”) until subsequently transferred by the participant to one or more other investment options. Once enrolled, participants may elect to increase, decrease or stop their before-tax and after-tax contributions, at any time with the change effective as soon as administratively possible, subject to the Company’s Personal Securities Trading Policy. Make-up after-tax contributions are not permitted. Rollover contributions are allowed.

Participants can contribute up to 50% of eligible earnings as defined in the Plan, in any combination of before-tax and/or after-tax contributions. The Company continues to match 100% of a participant’s before-tax contributions only up to 4% of a participant’s eligible earnings, as defined in the Plan. Effective January 1, 2004, employees hired on or after this date will be required to complete one year of service prior to becoming eligible for company matching contributions. Any employee hired before January 1, 2004 will not be subject to this rule, even if later rehired on or after such date.

If a participant reaches age 50 or older during the year and the participant reaches the regular 401(k) limit for such year (for example, $13,000 in 2004) or certain of the Plan’s other limits for contributions, the participant may be eligible to make before-tax catch-up contributions to the Plan during the calendar year from eligible earnings. Before-tax catch-up contributions are not subject

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

to Company matching contributions. For 2004, catch-up contributions are limited to $3,000, increased annually by $1,000 to be $5,000 in year 2006.

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the IRC.

If a participant takes a hardship withdrawal from another qualified plan maintained by an affiliate that complies with the safe harbor provisions, such participant will be prohibited from making before-tax and after-tax contributions under the Plan for 6 months following receipt of such withdrawal.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) Plan net earnings. Allocations are based on the participant’s eligible earnings and account balances, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon in the case of reaching age 65, death, or total and permanent disability while an employee.

Forfeitures

If a participant terminates employment with the Company, the nonvested portion of the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five year period, as stated above, the pending forfeiture amounts are invested as part of the PESP Fixed Rate Fund. Any amounts not reinstated to a participant, after the five year period, may be used to reduce future Company matching contributions, or to pay administrative expenses.

At December 31, 2004 and 2003 pending forfeiture amounts invested in the PESP Fixed Rate Fund amounted to $13,831,208 and $13,670,964, respectively. Forfeitures of $3,000,000 were used to reduce the Company’s matching contributions in 2004.

Investment Options

Currently, 50% of the Company matching contributions under the Plan are automatically invested in the PFI Common Stock Fund. The remainder of the participant’s Company matching contributions are made according to the participant’s current investment allocation selections.

Generally, there are no restrictions on transferring Company matching contributions from the PFI Common Stock Fund to any of the other 12 investment options available under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

In July of 2003 the Company added one new investment option (Fidelity Advisor Government Investment Fund) and changed the name of several others. Currently participants may direct their current account balance and future contributions in 1% increments in any of the following thirteen investment options:

PESP Fixed Rate Fund – The goal of the PESP Fixed Rate Fund is to provide preservation of principal and stable, competitive interest rates based on current market conditions. The guaranteed rate of return is reset annually, in advance of the year to which the rate applies. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company.

Core Equity Account, VCA-IF (Prudential Separate Account) – This portfolio seeks to provide long-term growth, taking into account both income and capital appreciation, by investing primarily in the equities of major, well-established companies that appear to be in sound financial condition and have the potential for price appreciation greater than broadly based stock indices. This separate account is offered under a group annuity contract issued by the Company.

Small Company Stock Account, VCA-6 (Prudential Separate Account) – This portfolio seeks long-term growth of capital, taking into account income and capital appreciation. The portfolio invests primarily in common stocks of small, less well-known U.S. companies. This separate account is offered under a group annuity contract issued by the Company.

Dryden Active Allocation Fund, Class-Z – This mutual fund seeks income and long-term growth of capital by investing in a portfolio of equity, fixed-income, and money market instruments. The fund is actively managed to capitalize on undervalued securities as perceived by the fund managers.

Dryden Stock Index Fund, Class-I – This mutual fund seeks to provide investment results that correspond to the price and yield performance of the Standard & Poor’s 500 Composite Stock Price Index (S&P 500 Index).

Jennison Growth Fund, Class-Z – This mutual fund seeks long-term growth of capital. It invests primarily in equity securities issued by companies with market capitalization exceeding $1 billion and believed to have above-average growth prospects.

Strategic Partners International Value Fund, Class Z – This mutual fund seeks to achieve long-term growth of capital. It invests primarily in equity securities of foreign (non-U.S. based) companies of all sizes.

American Century Income & Growth Fund, Investor Class – This mutual fund seeks capital growth by investing in common stocks with income as a secondary objective. It invests primarily in common stocks selected from the 1,500 largest publicly traded U.S. companies. The managers employ quantitative models combining measure of a stock’s value and growth potential in selecting stocks.

Jennison Equity Opportunity Fund, Class-Z – This mutual fund seeks to achieve long-term growth of capital and income. Current income is a secondary objective. It invests primarily in common stocks issued by companies with growth prospects that appear to be under appreciated by the market.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Jennison U.S. Emerging Growth Fund, Class-Z – This mutual fund seeks long-term capital appreciation. It invests primarily in stocks of small- and medium-sized U.S. companies with the potential for above-average growth.

American High Income Trust Fund, Class-A – This mutual fund seeks to provide a high level of current income with capital appreciation as a secondary goal. It invests primarily in higher-yielding and generally lower-rated (below investment) grade or equivalent unrated corporate bonds and other debt securities, including those of non-U.S. issuers. The fund may also invest in equity securities that provide an opportunity for capital appreciation. Additionally it may hold cash or money market instruments.

Prudential Financial, Inc. (PFI) Common Stock Fund – This portfolio primarily invests in Prudential Financial, Inc. common stock and a small portion is invested in money market shares or other liquid investments. The goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also provides modest liquidity. This option has an ESOP and non-ESOP portion (Note 8).

Fidelity Advisor Government Investment Fund, Class I – This options seeks to provide a high level of current income by investing at least 80% of its assets in intermediate-term U.S. Government Securities as well as repurchase agreements for these securities, it may also have allocations to agency issues, including mortgage backed securities.

Payment of Benefits

Upon termination of service due to retirement, disability, death or other reasons, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account, purchase an annuity from the Company, receive a combination of a single payment for less than the total plus an annuity, receive partial distributions (no more than five withdrawals per plan year and the amount of any such withdrawal must equal at least $300) or delay taking a distribution until it is considered mandatory by law.

Prior to April 1, 2002, participants were allowed to elect installment payments. Effective April 1, 2002, this option was eliminated. If the participant elected installment payments prior to April 1, 2002, those installment payments will continue.

Actively employed participants can make in-service withdrawals from the plan. The amount for in-service withdrawals includes after-tax contributions account, rollover contributions account (if any), and pre-2001 Company Matching Contributions Account. Participants can make up to five withdrawals each calendar year, and the withdrawals will be subject to 10% federal early distribution tax, in addition to the regular income tax that applies, except for after-tax distributions.

When funds are not available from an in-service withdrawal or when a loan will create a hardship, participants may apply for a hardship withdrawal without first taking a loan. To qualify for a hardship withdrawal participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Participant Loans

Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Accounts.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the plan, or

b)	50% of their entire vested Plan account, or

c)	100% of the value of the sum of the balance, if any, of the participant’s before-tax contribution account and rollover account.

The $50,000 maximum takes into account all loans to the participant from any plan maintained by the Company or an affiliate of the Company.

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. The modified cash basis of accounting is a cash receipts and disbursements method of accounting with securities investments stated at fair value.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value except for its investment contract (PESP Fixed Rate Fund), which is valued at contract value (Note 3). The value of the units owned by the Plan in the registered investment companies is based on quoted net asset value of units held by the Plan. The value of the participation units owned by the Plan in the Company’s pooled separate accounts and in the master trust are determined by the aggregate fair value of the total underlying assets as determined by quoted market prices less liabilities, divided by the total number of units in issue.

Purchases and sales of units of participation are recorded on a trade-date basis. Interest and dividend income is recorded when received.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation (depreciation) on those investments.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

Payment of Benefits

Benefits are recorded when paid.

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis, based on their selected investment options. The carrying value is cost which approximates fair market value.

3.	Investment Contract with Insurance Company

The fixed dollar accounts of the unallocated group annuity insurance contract, as part of the PESP Fixed Rate Fund, are valued at contract value (which represents contributions made under the contract, plus interest, less participant withdrawals). This value approximates fair value. The contract is fully benefit responsive.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. For 2004 and 2003 the annual crediting interest rate established for both before-tax and after-tax contributions was 5.50% and 5.81%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 3.5%.

4.	Investments

The following table presents the Plan’s investments. Investments that represent five percent or more of the Plan assets are separately identified.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

	December 31,
	2004		2003
Investments at fair value as determined by quoted market price
Insurance company pooled separate accounts
Core Equity Account	$224,784,126		$218,279,374
Small Company Stock Account	343,330,430	*	294,268,054	*

	568,114,556		512,547,428
Registered investment companies
American Century Income & Growth Fund	95,691,879		65,757,014
American High Income Trust Fund	21,720,048		21,438,351
Dryden Active Allocation Fund	64,935,190		60,563,489
Dryden Stock Index Fund	243,397,454	*	235,228,884	*
Fidelity Advisor Government Investment Fund	2,543,215		1,545,615
Jennison Equity Opportunity Fund	95,699,848		79,884,697
Jennison Growth Fund	349,855,636	*	334,316,097	*
Jennison U.S. Emerging Growth Fund	70,689,604		52,405,311
Strategic Partners International Value Fund	145,152,035		123,547,283

	1,089,684,909		974,686,741
Master Trust
Prudential Financial, Inc. Common Stock Fund	66,426,425		53,254,395
Prudential Financial, Inc.
Common Stock Fund - ESOP	255,815,322		195,302,965

	322,241,747	*	248,557,360	*
Investments at contract value PESP Fixed Rate Fund	2,872,448,787	*	2,774,210,165	*

	$4,852,489,999		$4,510,001,694

*	Represents five percent or more of the Plan’s net assets available for benefits as of the end of the year.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

During 2004, the Plan’s investments (including gains and losses on investments bought and sold during the year) appreciated in value by $261,097,817 as follows:

Net Change in Fair Value

Year Ended December 31, 2004
Investments at fair value as determined by quoted market price
Core Equity Account	$21,233,599
Small Company Stock Account	61,332,500
American Century Income & Growth Fund	8,577,347
American High Income Trust Fund	376,878
Dryden Active Allocation Fund	5,844,052
Dryden Stock Index Fund	19,628,784
Fidelity Advisor Government Investment Fund	5,101
Jennison Equity Opportunity Fund	9,766,249
Jennison Growth Fund	29,471,372
Jennison U.S. Emerging Growth Fund	11,151,622
Strategic Partners International Value Fund	18,220,377
Prudential Financial, Inc. Common Stock Fund (Note 8)	75,489,936

Net change in fair value	$261,097,817

5.	Related Party Transactions

The Company (or an affiliate of the Company), on behalf of the Plan, acts as the investment manager for each of the investment options currently offered by the Plan other than the American Century Income & Growth Fund, American High Income Trust Fund, and the Fidelity Advisor Government Investment Fund. The mutual funds bear expenses ranging from .30% to 1.36% of average net assets attributable to each investment option, substantially all of which relates to investment management and other fees received by the Company and its affiliates.

Plan expenses paid by the Company for management fees of the Pooled Separate Accounts and other administrative expenses of the Plan amounted to $2,164,132 for the year ended December 31, 2004.

Trustee fees paid by the Company on behalf of the Plan amounted to $2,500 for the year ended December 31, 2004.

Plan expenses paid by the Company for trustee fees of the Master Trust amounted to $2,500 for the year ended December 31, 2004.

During 2004, the Plan reimbursed the Company $79,438, for the payment of asset management expenses.

The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of Participant Loans according to the financial statements and Form 5500:

	December 31,
	2004	2003
Participant Loans per the financial statements	$34,451,322	$31,305,437
Certain cumulative deemed distributions of participant loans	(1,499,025)	(951,134)

Participant Loans per the Form 5500	$32,952,297	$30,354,303

The following is a reconciliation of Benefits Paid according to the financial statements for the year ended December 31, 2004 and Form 5500 (including Deemed Distributions):

Total Benefits paid to participants per financial statements	$310,533,259
2004 Active Loan Defaults (Deemed Distributions)	1,041,153
Prior Period Active Loan Defaults Foreclosed	(493,262)

Total Benefits paid & Deemed distributed to participants per Form 5500	$311,081,150

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

8.	Employee Stock Ownership Plan (“ESOP”)

The Employee Stock Ownership Plan (“ESOP”) portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP the recordkeeper will, at the close of each plan year as determined, transfer (“sweep”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option except for certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Dividends will be paid to the ESOP and thereafter either distributed to participants or reinvested into participants’ ESOP accounts. All participants will have a choice of either reinvesting the dividends into the ESOP account or receiving cash on a yearly basis. Participants cannot contribute directly to the ESOP.

The trustee of the Plan shall purchase shares of PFI common stock on behalf of the PFI Common Stock Fund at fair market value or by private purchase (including from an affiliate). Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund will be allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

9.	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 30, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since the receipt of the letter, the Plan administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in material conformity with the applicable requirements of the IRC, and no provision for income tax is necessary.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Due to the fact that the PFI Common Stock Fund primarily invests in the stock of only one company (Prudential Financial, Inc.), it offers more risk than the other investment options in the Plan that invest in a wider range of securities.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2004 and 2003

11.	Interest in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other Prudential Company sponsored Defined Contribution Plans. Each participating Defined Contribution Plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by Prudential Trust Company (the “Trustee”). As of December 31, 2004 and 2003, the Plan’s interest in the net assets of the Master Trust was 100%. Investment income relating to the Master Trust is allocated to the individual plans based upon average monthly balances invested by each plan. During the year ended December 31, 2004, all the investment income of the Master Trust was allocated to the Plan.

The following table presents the fair values of investments for the Master Trust:

	December 31,
	2004	2003
Investment at fair value
Prudential Financial, Inc. common stock	$312,671,672	$240,908,684
Interest bearing cash, net other assets and liabilities	9,570,075	7,648,676

	$322,241,747	$248,557,360

The following table presents the net investment income for the Master Trust:

Year Ended December 31, 2004
Investment income
Net appreciation in fair value of investments	$75,489,936
Dividends	3,668,294

$79,158,230

12.	Subsequent Event

On February 17, 2005, the Plan’s Investment Oversight Committee resolved to replace the Strategic Partners International Value Fund in the Plan with the Dryden International Equity Fund, effective July 19, 2005. Typically, transfers of the Plan’s investments between two mutual funds are all done in cash and take place on a single day.

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes	Additional Information
December 31, 2004	Schedule I

Identity of issue, borrower lessor or similar party	Description of investment	Cost		Current Value
* PESP Fixed Rate Fund	Prudential Insurance Co. General Account	$2,872,448,787		$2,872,448,787
* Core Equity Account	Prudential Insurance Co. Separate Account	206,160,205		224,784,126
* Small Company Stock Account	Prudential Insurance Co. Separate Account	225,304,067		343,330,430
American Century Income & Growth Fund	Mutual Fund	83,118,937		95,691,879
American High Income Trust Fund	Mutual Fund	20,202,908		21,720,048
Dryden Active Allocation Fund	Mutual Fund	57,622,656		64,935,190
Dryden Stock Index Fund	Mutual Fund	240,059,820		243,397,454
Fidelity Advisor Government Investment Fund	Mutual Fund	2,549,048		2,543,215
Jennison Equity Opportunity Fund	Mutual Fund	81,210,005		95,699,848
Jennison Growth Fund	Mutual Fund	377,313,786		349,855,636
Jennison U.S. Emerging Growth Fund	Mutual Fund	58,341,818		70,689,604
Strategic Partners International Value Fund	Mutual Fund	138,386,815		145,152,035
Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	128,883,026	***	322,241,747
* Participant Loans	4.00% - 10.50%**	—		34,451,322

		$4,491,601,878		$4,886,941,321

*	Party-in-interest.

**	Represents range of annual interest rates on outstanding loans.

***	No cost was attributed to the PFI common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants’ accounts as units in the Prudential Financial, Inc. common stock fund on April 26, 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee administering The Prudential Employee Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

Dated: June 24, 2005	By:	/s/ Robert B. Weinman
Robert B. Weinman
Vice President, Corporate Employee Benefits
Chairperson of the Administrative Committee